Chapman and Cutler LLP

111 West Monroe Street

Chicago, Illinois 60603

June 15, 2021

Via EDGAR Filing

Mr. Edward Bartz

Division of Investment Management

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re: Guggenheim Defined Portfolios, Series 2134

Dow 50 Value Dividend Portfolio, Series 45

File Nos. 333-255466 and 811-03763

Dear Mr. Bartz:

This letter responds to your comments given during a telephone conversation with our office regarding the registration statement on Form S-6 for Guggenheim Defined Portfolios, Series 2134, filed on April 23, 2021, with the Securities and Exchange Commission. The registration statement proposes to offer the Dow 50 Value Dividend Portfolio, Series 45 (the “trust”).

PROSPECTUS

Investment Summary — Principal Investment Strategy

1. Please disclose the significance of the term “Dow” in the trust’s name.

Response:        The trust selects securities from the Dow Jones U.S. Top-Cap Value Total Stock Market Index. In response to this comment, the second sentence under the “Principal Investment Strategy” section will be revised to read as follows: “The trust aims to provide a portfolio of 50 value securities from the Dow Jones U.S. Top-Cap Value Total Stock Market Index that are dividend-paying as of the security selection date.”

2. Please provide a market capitalization policy. If investing in small-capitalization or mid-capitalization securities are a part of the trust’s principal investment strategies, please provide corresponding risks.

Response:       In response to this comment, the following sentence will be added as the fourth sentence under the “Principal Investment Strategy” section: “The trust may invest in companies with small-, mid- and large-capitalizations.” If the trust invests in small-capitalization and/or mid-capitalization securities, the trust will add the corresponding risk disclosures to the appropriate risk section(s).

3. The “Principal Investment Strategies” section states that the trust may invest in non-U.S. securities. Can the trust invest in securities issued by companies located in emerging markets as a principal investment strategy? If so, please disclose and provide the corresponding risks.

Response:        It is possible that the trust may hold a security issued by company located in an emerging market. In response to this comment, the following will be added to the end of the current fourth sentence under the “Principal Investment Strategy” section: “and may include the securities of issuers located in emerging market countries.” If the trust invests in the securities of issuers located in emerging market countries, the trust will add the corresponding risk disclosures to the appropriate risk section(s).

Investment Summary — Security Selection

4. Please advise on where information about the Dow Jones U.S. Top-Cap Value Total Stock Index can be found. Additionally, please disclose the market capitalization range of the Dow Jones U.S. Top-Cap Value Total Stock Index. If the Dow Jones U.S. Top-Cap Value Total Stock Index includes small-capitalization securities and the trust invests in such securities, please provide a small-capitalization securities risk.

Response:       The name of the index will be revised to “Dow Jones U.S. Top-Cap Value Total Stock Market Index.” It is a custom hybrid benchmark that combines the Dow Jones U.S. Large-Cap Value Total Stock Market Index and Dow Jones U.S. Mid-Cap Value Total Stock Market Index. Information about this index is not published publicly. However, if you have access to Bloomberg terminal, the pricing and returns can be viewed under the ticker DWLMDV. In response to this comment, the following sentence will be added to the end of the first bullet under the “Security Selection” Section: “As of June 9, 2021, the Dow Jones U.S. Top-Cap Value Total Stock Market Index included securities with market capitalization ranges from approximately 347 million to 662.9 billion.” If the trust invests in small-capitalization securities, the trust will add the corresponding risk disclosures to the appropriate risk section(s).

5. In the first bullet under the “Security Selection” section, the Dow Jones U.S. Large-Cap Value Total Stock Index is missing the word “Market” in the name. Please correct the name.

Response:       The disclosure will be revised as requested.

6. The fifth and sixth bullets in this section excludes companies based upon certain criteria. Please clarify whether the top 20% or bottom 20% of companies that fit the specified criteria are excluded.

Response:        In response to this comment, the fifth and sixth bullets in this section will be revised to state:

•	Exclude the 20% of the remaining companies with the lowest indicated dividend yield.
•	Exclude the 20% of companies in the starting index with the highest standard deviation of daily returns for the trailing year, as provided by FactSet.

7. The last bullet in this section provides weighting caps for a given security or sector. Please disclose what happens when a cap is reached.

Response:        In response to this comment, the following will be added as the second to last sentence in the last bullet in this section: “If a security weight cap is reached, the amount of the security weighting above the cap will be redistributed across the other securities in a pro-rata manner.”

8. Please provide a risk that states that the trust’s investment strategy, including the use of the Santa Monica Quantitative (SMQ) Alpha Score, may not produce the intended investment results.

Response:       In response to this comment, the following will be added to the “Principal Risks” and “Investment Risks” sections, respectively:

Securities selected according to this strategy may not perform as intended. The trust is exposed to additional risk due to its policy of investing in accordance with an investment strategy. Although the trust's investment strategy is designed to achieve the trust's investment objective, the strategy may not prove to be successful. The investment decisions, including the use of the Santa Monica Quantitative (SMQ) Alpha Score, may not produce the intended results and there is no guarantee that the investment objective will be achieved.

Investment strategy risk. The trust is exposed to additional risk due to its policy of investing in accordance with an investment strategy. Although the trust’s investment strategy is designed to achieve the trust’s investment objective, the strategy may not prove to be successful. The investment decisions may not produce the intended results and there is no guarantee that the investment objective will be achieved.

We appreciate your prompt attention to this registration statement. If you have any questions or comments or would like to discuss our responses to your questions, please feel free to contact the undersigned at (312) 845-3484.

Very truly yours,

Chapman and Cutler LLP

By /s/ Morrison C. Warren

Morrison C. Warren